U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4

Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.   Name and Address of Reporting Person         Miller, Jr. Edgar William
                                                  200 North Elm Street
                                                  Greensboro, NC  27401

2.   Issuer Name and Ticker or Trading Symbol     Network Systems International,
                                                  Inc. (NESI)

3.   IRS Number of Reporting Person, if an
     Entity (Voluntary)

4.   Statement for Month, Year                    June, 2000

5.  If Amendment, Date of Original                N/A

6.  Relationship of Reporting Person to Issue     Former Director, 10% Owner
          (Check all applicable)

7.  Individual or Joint/Group Filing              __x__ Form filed by one
          (Check Applicable Line)                       Reporting Person
                                                  _____ Form filed by more
                                                        than one Reporting
                                                        Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security                              Common Stock

2.   Transaction Date                               February, 2000
          (Month/Day/Year)

3.   Transaction Code                               Code: D
          (Instr. 8)

4.   Securities Acquired (A) or Disposed of (D)     Amount: 850 shares
          (A) or (D)                                D
                                                    Price:  $2.78

5.   Amount of Securities Beneficially
      Owned at End of Month                         1,461,183

6.   Ownership form:                                (D) 1,459,621
     Direct (D) or Indirect (I)                     (I) 1,562

Nature of Indirect
Beneficial Ownership                                1,562 shares held
                                                    indirectly by Mr.
                                                    Miller's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security                     N/A

2.  Conversion or Exercise Price of Derivative
    Security

3.  Transaction Date (Month/Day/Year)

4.  Transaction Code                                 Code:
                                                     V:
5.  Number of Derivative Securities Acquired (A)
     Or Disposed of (D)

6.  Date Exercisable and Expiration Date             Date Exercisable:
     (Month/Day/Year)                                Expiration Date:

7.  Title and Amount of Underlying Securities        Title:
                                                     Amount of Number of Shares:
8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially
    Owned at End of Month

10. Ownership form of Derivative Security:  Direct (D)
    Or Indirect (I)

11. Nature of Indirect Beneficial Ownership

Signature of Reporting Person

/s/ Edgar William Miller, Jr.
Edgar William Miller, Jr.

Date:  July 5, 2000